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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vornado Realty Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.04 par value per share

(Title of Class of Securities)

929042109
(CUSIP Number)

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

Exhibit Index Appears on Page __

SCHEDULE 13D

CUSIP No. 929042109	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Interstate Properties 22-1858622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,943,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,943,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,943,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 929042109	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,653,617
	8	SHARED VOTING POWER 7,943,000
	9	SOLE DISPOSITIVE POWER 6,653,617
	10	SHARED DISPOSITIVE POWER 7,943,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,596,617
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 929042109	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Russell B. Wight, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,500
	8	SHARED VOTING POWER 7,943,000
	9	SOLE DISPOSITIVE POWER 475,500
	10	SHARED DISPOSITIVE POWER 7,943,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,418,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 929042109	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Mandelbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,818,998
	8	SHARED VOTING POWER 7,943,000
	9	SOLE DISPOSITIVE POWER 2,818,998
	10	SHARED DISPOSITIVE POWER 7,943,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,998
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 13 Pages

                Interstate Properties, a partnership organized under the laws of New Jersey (“Interstate”), and Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, each of whom are general partners of Interstate (collectively with Interstate, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the common shares of beneficial interest, par value $0.04 per share (the “Shares”), of Vornado Realty Trust, a real estate investment trust formed under the laws of the State of Maryland (the “Company”). This Amendment No. 3 to Schedule 13D of the Reporting Persons (“Amendment No. 3”) amends the Statement on Schedule 13D of the Reporting Persons filed on May 6, 1993 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D of the Reporting Persons filed on April 22, 1997 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on May 30, 2002 (“Amendment No. 2”), only with respect to those items listed below:

Item 2.	Identity and Background.

                Item 2 (b)-(c) is hereby amended by deleting and restating the second, third, fourth and fifth sentences thereof as follows:

                (b)-(c) Interstate is located at 210 Route 4 East, Paramus, New Jersey 07652. Mr. Roth’s business address is 888 Seventh Avenue, New York, New York 10019. Mr. Roth’s principal occupation is as a Managing General Partner of Interstate, Chairman of the Board of Trustees and Chief Executive Officer of the Company, and Chairman of the Board of Directors and Chief Executive Officer of Alexander’s, Inc. (“Alexander’s”). The Company’s and Alexander’s principal businesses are leasing, managing, developing and redeveloping real estate properties.

Item 5.	Interest in Securities of the Issuer.

                (a)-(b).

               As of the close of business on October 3, 2005, Interstate owned in the aggregate 7,943,000 Shares, which constitutes approximately 5.7% of the outstanding Shares, based on approximately 140,544,021 of such Shares outstanding on September 20, 2005. As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 7,943,000 Shares held by Interstate. Subject to the pledge agreement (described in Item 6 of Amendment No.1), as modified as described in Item 6 of Amendment No.2, each partner has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by each partner directly or in such partner’s charitable foundation.

               On October 3, 2005, Mr. Roth owned directly 6,632,717 Shares (which includes options currently exercisable or that will be exercisable within 60 days of the date hereof, for 4,778,687 Shares) and had the right to vote and dispose of 20,900 Shares held in a charitable foundation, for an aggregate of 14,596,617 or 10.0% of the outstanding Shares, which amount includes the Shares held by Interstate. On October 3, 2005, Mr. Wight owned directly 443,700 Shares and had the right to vote and dispose of 31,800 Shares held in a charitable foundation, for an aggregate of 8,418,500, or 6.0% of the outstanding Shares, which amount includes the Shares held by Interstate. On October 3, 2005, Mr. Mandelbaum owned 2,818,998 Shares directly, for an aggregate of 10,761,998 Shares, or 7.7% of the outstanding Shares, which amount includes the Shares held by Interstate. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. The aggregate beneficial ownership of Interstate and its three partners is 17,891,115 Shares, or 12.3% of the outstanding Shares.

               (c) During the last 60 days, the following transactions in the Shares were effected by Interstate or any of its three partners:

Page 8 of 13 Pages

               On September 9, 2005, Mr. Wight disposed of 200 and 4,000 Shares in the open market through a broker-dealer at prices per Share of $86.98 and $86.99, respectively, resulting in proceeds of $365,356.

               On September 12, 2005, Mr. Wight disposed of 300 and 5,100 Shares in the open market through a broker-dealer at prices per Share of $86.87 and $86.81, respectively, resulting in proceeds of $468,630.

               On September 15, 2005, Mr. Wight disposed of 42,000 Shares in the open market through a broker-dealer at a price per Share of $86.76 resulting in proceeds of $3,642,692.

               On September 16, 2005, Mr. Wight disposed of 48,400 Shares in the open market through a broker-dealer at a price per Share of $87.07 resulting in proceeds of $4,212,424.

               On September 19, 2005, a charitable foundation with respect to which Mr. Wight holds voting and dispositive power, disposed of 1,000 Shares in the open market through a broker-dealer at a price per Share of $87.55 resulting in proceeds of $87,411.

               On September 30, 2005, Mr. Roth disposed of the Shares indicated below in the open market through a broker-dealer at the price per Share indicated below resulting in proceeds of $2,774,496:

Number of Shares	Price Per Share

100	$86.58
1,400	$86.56
6,400	$86.75
1,100	$86.76
800	$86.77
12,500	$86.74
3,000	$86.70
5,100	$86.60
1,600	$86.62

Page 9 of 13 Pages

               On October 3, 2005, Mr. Roth disposed of the Shares indicated below in the open market through a broker-dealer at the price per Share indicated below resulting in proceeds of $10,211,342:

Number of Shares	Price Per Share

400	$86.30
400	$86.31
100	$86.33
3,000	$86.35
600	$86.38
200	$86.41
54,500	$86.50
800	$86.51
17,300	$86.53
400	$86.54
21,600	$86.55
1,500	$86.56
2,200	$86.57
300	$86.58
400	$86.60
500	$86.61
400	$86.62
3,500	$86.65
3,700	$86.67
200	$86.68
200	$86.69
500	$86.70
1,500	$86.75
500	$86.76
600	$86.77
500	$86.78
200	$86.79
500	$86.80
600	$86.83
300	$86.96
100	$86.97
500	$87.10

               On October 4, 2005, a charitable foundation with respect to which Mr. Wight holds voting and dispositive power, disposed of 1,000 Shares in the open market through a broker-dealer at a price per share of $88.19 resulting in proceeds of $88,056.

Page 10 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Item 6 is hereby amended by adding the following paragraphs after the last paragraph thereof:

               Mr. Roth has been granted options by Vornado Realty Trust with respect to Shares of Vornado Realty Trust, 4,778,678 of which are exercisable currently or will be exercisable within 60 days of the date hereof. A form of option agreement is filed as Exhibit 6 hereto in connection with this Amendment No. 3. Mr. Roth has also been granted restricted Shares by Vornado Realty Trust. A form of restricted stock agreement is filed as Exhibit 7 hereto in connection with this Amendment No. 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Pledge Agreement, dated December 29, 1992, between Steven Roth and Vornado Realty Trust, as successor to Vornado, Inc. Incorporated by reference herein from Exhibit No. 1 to Amendment No. 1.

Exhibit 2	Registration Rights Agreement, dated December 29, 1992, between Steven Roth and Vornado Realty Trust, as successor to Vornado, Inc. Incorporated by reference from Exhibit No. 2 to Amendment No. 1.

Exhibit 3	Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P. Incorporated by reference herein from Exhibit No. 4 to Amendment No. 2.

Exhibit 4	Letter Agreement, dated May 29, 2002, from Vornado Realty Trust to Steven Roth. Incorporated by reference herein from Exhibit No. 5 to Amendment No. 2.

Page 11 of 13 Pages

Exhibit 5	Agreement of Joint Filing, dated as of May 29, 2002, among Interstate Properties, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum. Incorporated by reference herein from Exhibit No. 6 to Amendment No. 2.

Exhibit 6	Form of Stock Option Agreement for awards pursuant to the Vornado Realty Trust 2002 Omnibus Share Plan. Filed herewith.

Exhibit 7	Form of Restricted Stock Agreement for awards pursuant to the Vornado Realty Trust 2002 Omnibus Share Plan. Filed herewith

Page 12 of 13 Pages

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 7, 2005

INTERSTATE PROPERTIES
By:	/s/ Steven Roth

	Name: Title:	Steven Roth Managing General Partner

STEVEN ROTH
/s/ Steven Roth

Name:	Steven Roth

RUSSELL B. WIGHT, JR.
/s/ Russell B. Wight, Jr.

Name:	Russell B. Wight, Jr.

DAVID MANDELBAUM
/s/ David Mandelbaum

Name:	David Mandelbaum

Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Stock Pledge Agreement, dated December 29, 1992, between Steven Roth and Vornado Realty Trust, as successor to Vornado, Inc. Incorporated by reference herein from Exhibit No. 1 to Amendment No. 1.

Exhibit 2	Registration Rights Agreement, dated December 29, 1992, between Steven Roth and Vornado Realty Trust, as successor to Vornado, Inc. Incorporated by reference from Exhibit No. 2 to Amendment No. 1.

Exhibit 3	Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P. Incorporated by reference herein from Exhibit No. 4 to Amendment No. 2.

Exhibit 4	Letter Agreement, dated May 29, 2002, from Vornado Realty Trust to Steven Roth. Incorporated by reference herein from Exhibit No. 5 to Amendment No. 2.

Exhibit 5	Agreement of Joint Filing, dated as of May 29, 2002, among Interstate Properties, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum. Incorporated by reference herein from Exhibit No. 5 to Amendment No. 2.

Exhibit 6	Form of Stock Option Agreement for awards pursuant to the Vornado Realty Trust 2002 Omnibus Share Plan. Filed herewith.

Exhibit 7	Form of Restricted Stock Agreement for awards pursuant to the Vornado Realty Trust 2002 Omnibus Share Plan. Filed herewith